UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GEMPLUS INTERNATIONAL S.A.
(Name of Subject Company)
GEMPLUS INTERNATIONAL S.A.
(Names of Person(s) Filing Statement)
Ordinary Shares, without par value,
and American Depositary Shares, each representing 2 Ordinary Shares
(Title of Class of Securities)
012374569 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Alex J. Mandl
President and Chief Executive Officer
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
011-352-2634-6100
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
Copy to:

William J. Curtin, III Hogan & Hartson MNP 69, avenue Franklin Roosevelt Paris 75008 France 011 33 1 55 73 23 00	John M. Basnage Hogan & Hartson MNP One Angel Court London EC2R 7HJ United Kingdom 011 44 20 7367 0200

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 8, 2005, the following materials were made available to employees of Gemplus International S.A. (“Gemplus”).
Gemplus shareholders are urged to read Gemplus’ solicitation/recommendation statement on Schedule 14D-9 when and if filed with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov.

Employees — Frequently Asked Questions
1.	Why the merger between Axalto and Gemplus?
This is a merger of equals between Axalto and Gemplus. The combination will create a global leader in digital security.
We believe the current state of the market creates favorable conditions for such a step. The combined organization will seek to exploit synergies that are expected to be created by volume effect, supply chain efficiencies and the sharing of best practices. We believe that such synergies will free corporate resources, allowing us to address anticipated industry growth, increased demand and ever accelerating innovation.
This ambitious project is built around the competencies and expertise of the employees of our companies. Gemalto expects be able to accelerate the development of future technologies, making interactions with the digital world easier and more secure.
We believe this new position creates great potential for the combined group beyond its traditional market and opportunities, allowing it to become a highly visible player in the digital security market, creating new technologies, applications and market standards.
2.	Who will benefit from the merger?
We believe that the merger will afford important benefits for the company’s various stakeholders.
Clients will benefit from Gemalto’s many strengths: expanded industrial capabilities, improved service proximity, and greater scale.
Employees will be part of a larger international group offering more career opportunities. With 21 production sites, 32 personalization centers, 9 technology centers and 120 sales and marketing offices, Gemalto will create a very dynamic and diverse working environment.
The industry at large, including Gemalto’s competitors, may benefit from greater innovation and acceleration in the development of new applications.
We believe our shareholders will have the opportunity to benefit from the anticipated growth and enhanced profitability potential of the new entity as well as greater capital markets visibility.
3.	What will be the combined group strategy?
The combined group will have a strategy built on 3 major axes with the core objective of profitable growth:
•	Accelerate the technological and geographical development of promising product lines such as mobile communications, identity, ePassport, healthcare, IT and corporate security and payments.

•	Leverage economies of scale of the combined group to achieve purchasing and productivity gains.

•	Provide superior service to its clients and better address their specific needs.

4.	Will the antitrust regulatory authorities approve this merger?
We have had early contacts with certain competition authorities to work on the process. While at this stage, they have not expressed any opinion on the substance of the transaction, we cannot rule out that approval of the combination may require some time.
We are however confident this transaction should not raise any significant issue from a competitive view. There are many competitors in our industry. Barriers to entry and expansion are low, and there are a number of important new low-cost entrants in traditional application segments such as mobilcom. In the new high growth applications, competition is even more intense, as Gemalto will be competing not only with existing card manufacturers but also with players in other parts of the card value chain and in some cases with companies in completely different industries, such as information technology and security printing. In all of our segments, customers have significant countervailing power and use competitive tenders and the ability to shift suppliers to obtain competitive pricing.
5.	What reactions do you expect from the competition?
We believe our competitors will benefit from the accelerated adoption of cards in new applications, which will create new opportunities for the entire industry to address.
6.	How will we manage this new situation and what should we tell our clients?
Until the merger is approved, Axalto and Gemplus will remain two independent companies, managed and operated separately.
Once all regulatory approvals have been obtained, steps will be taken to combine the operations of Axalto and Gemplus creating what we intend to be a partner of choice for our clients thanks to its innovation capabilities, its superior services and proximity.
Further, the combined group’s new product development cycle will be shortened, its product portfolio expanded and its global coverage, wider. We believe our clients will benefit greatly from the combination.
7.	What is the combined group nationality? Will the combined group maintain a French presence?
Gemalto will be an international company, registered in the Netherlands, active in more than 100 countries and employing staff of 65 nationalities. It will have major operational centers in the Paris and Marseille areas.
8.	How much will this transaction cost?
This transaction is a merger of equals. Technically, Axalto will issue new shares which will be exchanged for Gemplus shares. Upon completion of the transaction, the current shareholders of both Axalto and Gemplus will become shareholders of Gemalto, the combined company.

9.	Will the current shareholders of the companies be diluted? Gemplus has two important shareholders, Texas Pacific Group (TPG) and the Quandt family entities: what will be their share in the merged company?
Upon the completion of the transaction, assuming full acceptances by Gemplus shareholders, the shareholders of Gemplus will own approximately 55.4% of the combined group, whereas the shareholders of Axalto will own 44.6%. TPG and the Quandt family entities would have respectively approximately 14% and 10% of Gemalto.
10.	How will the merger be executed?
The transaction will be executed in two steps. The two largest shareholders of Gemplus, TPG and the Quandt family entities, have agreed to contribute their shares to Axalto subject to antitrust approval, other regulatory approvals, the approval of the shareholders of both companies and other contractual conditions. Following the TPG and Quandt contributions, Axalto will begin a voluntary public exchange offer to exchange Axalto shares for the remaining Gemplus shares.
11.	What synergies are anticipated?
Management of both companies expects to realize jointly annualized net operational synergies of approximately €85 million (US$100 million) by the third year after closing on a fully phased basis.
12.	Does that translate into €85 million of cost reduction?
Some cost savings are obvious: for example we will not have costs related to two HQs.
Most of these synergies are expected to accrue from volume effects, supply chain and purchasing efficiencies and sharing of best practices. The anticipated IT, relocation and other restructuring costs necessary to realize these synergies are expected to total €43 million (US$50 million) spread over the first two years.
The proposed overall integration strategy has been jointly formulated by the two companies’ management teams. As part of this process, appropriate information and consultation, as the case may be, will be provided to staff and employee representative bodies in the relevant jurisdictions in accordance with local legal requirements. Implementation is expected to commence following shareholder and regulatory approvals.
13.	As an employee of either Gemplus or Axalto, can I contact my future colleagues?
No, until the merger has received all regulatory approvals, Gemplus and Axalto will remain two separate companies and will continue to operate independently. Employees are not allowed to contact their counterparts.
14.	Where will the new group be listed?
The combined group will be listed on Euronext in Paris.

15.	Who will be the shareholders of the combined group?
The two largest Gemplus shareholders, TPG and the Quandt family entities, will contribute their shares to Gemalto. This contribution in kind is subject to antitrust approval, other regulatory approvals, the approval of the shareholders and other contractual conditions. Following this contribution, Gemalto will then launch a voluntary public exchange offer to exchange Axalto shares for the remaining Gemplus shares.
16.	Where will be the Headquarters of the combined group?
Gemalto will be registered in Amsterdam, in the Netherlands.
17.	When will both companies begin to operate as a combined group?
We anticipate that this will require several months, but we hope the integration process will commence in the course of summer 2006, once all antitrust and other regulatory approvals have been obtained and the contribution in kind has been completed. In the meantime, Gemplus and Axalto will remain two separate and independent companies.
18.	What will be the size of the combined group?
The combined group will be a global leader in digital security. As an indication of the size of the combined group, in 2005, on a pro forma basis, the combined revenue is expected to amount to €1.8 billion and the volume of microprocessor cards shipped to be close to 1 billion units. As a basis for comparison, a total 200 million computers and 700 million mobile phones are sold per year.
Gemalto will be present in over 50 countries with 11,000 employees of 65 nationalities.
19.	Who will head the combined group?
The combined group’s Board of Directors will be composed principally of Directors coming from the current Axalto and Gemplus Boards of Directors.
Alex Mandl of Gemplus will assume the position of Executive Chairman and Olivier Piou will be the Chief Executive Officer. Alex and Olivier will be jointly responsible for strategy, budgeting and management of the top executives.
20.	What will be the combined group organization?
The detailed organization of the combined group will be determined at a later date.

21.	Will there be lay-offs?
Gemalto anticipates limited job reductions and the combined group will need the recognized and unrivalled expertise of its employees to respond to anticipated high growth in the combined group’s market.
It is essential for Gemalto to retain its production, R&D and sales and marketing workforces. A certain amount of natural rationalization and optimization will occur. Outsourced services for administrative and support functions as well as temporary work contracts may also be reduced.
22.	Will any manufacturing facilities be shut down?
No. As long as our customers continue to rely on us and as long as market growth is sustained, Gemalto will need all its existing manufacturing capacities.
23.	If there are Axalto and Gemplus offices in the same country, will they merge?
The combined group has the objective of improving its geographical footprint to be closer to its clients. Office mergers and similar functions regrouping will be encouraged when it makes sense, especially within the same geographical area.
24.	What will be the name of the combined group?
The name of the combined group will be Gemalto. This name will be effective only after the approval of the merger process by the antitrust authorities. Having a new name demonstrates the will to gather all Axalto and Gemplus employees around a common project.
Gemalto is composed of “Gem” and “Alto” reflecting the merger of equals between Gemplus and Axalto and balancing the name of the two companies
25.	How will the products be branded?
The objective is to keep the “best” of the two companies. Brands from both companies may coexist. This will be decided when the integration process is completed. This process will start after the approval of the merger by the antitrust and regulatory authorities.
26.	Will the product lines be rationalized?
Product lines will be rationalized when it makes sense while taking into account customers’ investments in each company’s technologies. This rationalization will enable the combined entity to redeploy marketing and R&D workforces to new product and market initiatives, it will enable the combined entity to pursue high growth opportunities and will enhance its ability to support client-dedicated projects.
27.	What about my Axalto shares?
As a shareholder employee of Axalto, you keep your shares.

28.	What about my Gemplus shares?
As a shareholder employee of Gemplus, you will receive an offer to participate in a voluntary “public exchange offer” on the same terms and conditions as every other Gemplus shareholder.
29.	How can we efficiently integrate two companies that have been fiercely competing for the last 15 years?
Although our teams have been fiercely competing for years, they respect each other as they both have contributed to the industry growth and progress. Integration will be based on individual competencies in the spirit of the merger of equals.
All the employees of the combined group will share a common project and the combination of their skills will be a major asset. Developing the market beyond today’s applications will be the real challenge of the future.
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission (“SEC”) by Axalto. To the extent the prospectus/offer to exchange is filed with the SEC, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the SEC’s website at www.sec.gov.
Investors and security holders who are U.S. persons or who are located in the United States should also read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the SEC because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330.
In France, holders of Gemplus securities are requested, with respect to the offer, to refer, when filed by Axalto, to the prospectus (note d’information) that will be available on the website of the AMF (www.amf-france.org).
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification form the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy any Gemplus ordinary shares (including Gemplus shares represented by Gemplus American Depositary Shares) in the United States will only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto expects to send to holders of Gemplus securities, in accordance with or pursuant to an exemption from the U.S. securities laws.
Unless otherwise determined by Axalto, it is not intended that any offer will be made, directly or indirectly, in or into Australia, Canada or Japan and in such circumstances it will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.